NLS Pharmaceutics Ltd.

The Circle 6

8058 Zurich, Switzerland

August 15, 2025

Via EDGAR

Angela Connell

Doris Stacey Gama

Alan Campbell

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Re:	NLS Pharmaceutics Ltd. (the “Company,” “we,” “our” and similar terminology) Amendment No. 6 to Registration Statement on Form F-4 Filed June 29, 2025 File No. 333-284075

Ladies and Gentlemen:

The purpose of this letter is to respond to the comment letter of August 6, 2025, received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission regarding the above-mentioned Amendment No. 6 to the Registration Statement on Form F-4. For your convenience, your original comments appear in bold text, followed by our response. We intend to file Amendment No. 7 to the Registration Statement on Form F-4 (“Amendment No. 7”) in the near future.

Unless otherwise stated, any defined terms in Amendment No. 6 apply within this letter.

Amendment No. 6 to Registration Statement on Form F-4

Record Date; Outstanding Shares; Shareholders Entitled to Vote, page 105

1.	In prior comment one we requested a rollforward of each class of equity security that reconciles amounts reported on your December 31, 2024 balance sheet to the amounts disclosed on page 105. While the rollforward provided in Appendix 1 to your response reconciles to your pro forma balance sheet on page 270, it does not reconcile to amounts disclosed on page 105. In this regard, your disclosure on page 105 states that as of the date of this prospectus, NLS outstanding share capital consisted of 4,908,034 Common Shares, 1,249,904 Preferred Shares and 606,452 Preferred Participation Certificates. Accordingly, we reissue our comment in part as it relates to the requested reconciliation.

Response: Below are rollforwards of each class of equity security that reconcile amounts reported on our December 31, 2024 balance sheet to the amounts disclosed on page 105 of the Form F-4:

Rollforward of Preferred Shares and PPCs (Including Par Value Impact)

Outstanding Shares page105 Rollforward

(From December 31, 2024 through August 15, 2025 — in USD)

Adjustment	Description	Preferred Shares	Preferred Participation Certificates	Par Value Impact (USD)
	Balance as of 12/31/2024	–	206,452	$2,740,958
(C)	Issuance of Preferred Shares and PPCs in March and June 2025 financing rounds	1,249,904	568,278	64,168
(F)	Conversion of PPCs to Common Shares	–	(551,532)	(18,229)
(G)	Issuance of PPCs	–	360,000	11,898
(K)	Adjustment for par value reduction (CHF 0.80 → CHF 0.03) **	–	–	(2,734,135)
	Ending Balance as of August 15, 2025 (Pro Forma) prior to Treasury Shares *	1,249,904	583,198	–
	Shares held in treasury under Swiss Law		23,254	64,661
	Ending Balance as of August 15, 2025 (Pro Forma) and Page 105 per Form-F-4	1,249,904	606,452	$64,661

*	Total per pro forma reflected as Preferred Shares is 1,833,102 which consists of the 1,249,904 Preferred Shares and the 583,198 Preferred Participation Certificates.
**	Reduction of Par Value was approved by the Company’s shareholders’ on January 15, 2025

Common Shares Rollforward (Number of Shares and Par Value Impact)

Outstanding Shares page105 Rollforward

(From December 31, 2024 through August 15, 2025— in USD)

Adjustment		Description	Number of Shares	Par Value Impact (USD)
		Beginning balance as of 12/31/2024, per the financial statements included in Form 20-F	3,159,535	$166,353
(B)		Exercise of warrants	76,847	2,540
(A)		Subsequent issuance under December 2024 securities purchase agreement	161,290	5,331
(F)		Conversion of 551,532 PPCs	754,384	24,933
(K)		Adjustment for par value reduction (CHF 0.80 → CHF 0.03) **	–	(61,927)
		Ending Balance as of August 15, 2025 (Pro Forma) prior to Kadimastem share issuance *	4,152,056	–
	_	Shares held in treasury for future financing, per Swiss Law	755,978	–
		Ending Balance Total as of August 15, 2025 per Commercial Register of Zurich under Swiss Law and Page 105 per Form-F-4	4,908,034	$1,879,046

*	The total number of shares outstanding on a pro forma basis, including the Kadimastem transaction, is 50,184,342. Deducting the 46,032,286 shares to be issued to Kadimastem shareholders upon completion of the merger results in 4,152,056 shares, which reconciles to the pro forma ending balance as of August 15, 2025 noted above.
**	Reduction of the Par Value was approved by the Company’s shareholders on January 14, 2025.

We intend to update the disclosure on page 105 of the Form F-4, prospectively, to conform the number of shares outstanding to the figures recorded in the Commercial Register of the Canton of Zurich under Swiss law, with separate disclosure for Common Shares, Preferred Participation Certificates, and treasury shares.

2.	As a related matter, please provide an additional rollforward of each class of equity security for each of the last three fiscal years. For illustration purposes, please differentiate your preferred shares from your preferred participating certificates. Ensure that any stock splits and/or par value changes are adequately reflected. Please also explain why amounts reported in your financial statements as of December 31, 2024 differ from those disclosed in Exhibit 2.1 to your Form 20-F for the year ended December 31, 2024. In this regard, your balance sheet on page F-4 discloses 3,159,535 common shares and 206,452 preferred shares (preferred participating certificates) outstanding as of December 31, 2024. By contrast, Exhibit 2.1 states that as of December 31, 2024 you had outstanding common shares of 2,901,228, registered preferred shares of 598,539 and participation capital in the form of preferred participating certificates of 1,014,365.

Response: The following table presents a comprehensive rollforward of each class of equity security, the Preferred Shares, Preferred Participation Certificates (PPCs), and Common Shares, for the last three fiscal years, with distinctions between Preferred Shares and PPCs, and adjustments for stock splits and par value changes.

Rollforward of Preferred Shares, Preferred Participation Certificates, and Common Shares

Year / Transaction	Preferred Shares	Amount (USD)	PPCs (Shares)	Amount (USD)	Common Shares	Amount (USD)
Balance, Jan 1, 2022	–	–	–	–	405,585	314,948
Issuance – Registered Direct Offering (net)	–	–	–	–	75,384	60,308
Issuance – ATM financing	–	–	–	–	–	440
Exercise of pre-funded warrants	–	–	–	–	–	23,692
Issuance – Private Placement (net)	–	–	–	–	266,842	218,838
Conversion of convertible notes payable	–	–	–	–	62,911	50,329
Balance, Dec 31, 2022	–	–	–	–	810,722	668,555
Balance, Dec 31, 2023	–	–	–	–	810,722	668,555
Issuance – Private Placement (net)	–	–	–	–	1,063,396	922,391
Issuance of Preferred Shares – Debt Assumption	806,452	708,969	–	–	–	–
Exchange of Preferred Shares for PPCs	(806,752)		806,752
Conversion of PPCs into Common Shares			(600,000)	(542,616)	600,000	542,616
Issuance–Debt Conversion	–	–	–	–	493,986	434,273
Exercise of pre-funded warrants	–	–	–	–	191,431	173,123
Balance, Dec 31, 2024	–	708,969	206,452	(542,616)	3,159,535	2,740,958

The Company combined the Preferred Shares and Preferred Participation Certificates into a single class of preferred equity for purposes of the Form 20-F financial statements because the economic values of the Preferred Shares and Preferred Participation Certificates are the same. This presentation differs from the share classes disclosed in Exhibit 2.1, which separately lists Preferred Shares and Preferred Participation Certificates in order to provide a complete description of the Company’s securities as required by that exhibit.

As of December 31, 2024, under Swiss statutory reporting requirements, the Company had a share capital of CHF 2,799,813.60 divided into 2,901,228 registered Common Shares with a nominal value of CHF 0.80 each and 598,539 registered Preferred Shares with a nominal value of CHF 0.80 each. The Company also had a participation capital of CHF 811,492.00 divided into 1,014,365 Preferred Participation Certificates with a nominal value of CHF 0.80 each.

On November 13, 2024, as disclosed in our Form 6-K filed November 15, 2024, the Company filed Amended and Restated Articles of Association with the commercial registry of the Canton of Zurich, Switzerland, to reflect the following:

●	Capital increase of CHF 29,887.20 through the issuance of 37,359 registered Common Shares with a nominal value of CHF 0.80 each.

●	Conversion of 598,539 registered Common Shares into 598,539 registered Preferred Shares with a nominal value of CHF 0.80 each.

●	Exchange of 207,913 registered Common Shares and 806,452 registered Preferred Shares into 1,014,365 non-voting registered PPCs with a nominal value of CHF 0.80 each.

Following this transaction, there were no Preferred Shares outstanding for U.S. GAAP purposes as of December 31, 2024. The Preferred Participation Certificate balance outstanding as of December 31, 2024 for U.S. GAAP purposes was 206,452, which excludes warehoused but unissued statutory shares that are treated as issued under Swiss law, but not outstanding under U.S. GAAP.

As of the date of our Annual Report on Form 20-F for the year ended December 31, 2024 (which includes Exhibit 2.1), and subsequent to year-end on January 7, 2025, the Company underwent further changes to its capital structure, including capital increases and changes to the nominal value of its registered Common Shares, registered Preferred Shares, and Preferred Participation Certificates. Following these subsequent changes, the Company’s registered share capital consisted of CHF 178,738.14, divided into 4,708,034 registered Common Shares with a nominal value of CHF 0.03 each and 1,249,904 registered Preferred Shares with a nominal value of CHF 0.03 each. In addition, the Company had participation capital of CHF 18,193.56, divided into 606,452 Preferred Participation Certificates with a nominal value of CHF 0.03 each.

As noted in Response No. 1, the share count reflects 4,908,034 registered Common Shares, which includes the conversion of 200,000 Preferred Participation Certificates into Common Shares which was recorded subsequent to December 31, 2024 per the Commercial Register of Zurich under Swiss Law.

We intend to include revisions in Amendment No. 7 to include a comprehensive rollforward of each class of equity security (Preferred Shares, Preferred Participation Certificates, and Common Shares) for each of the last three fiscal years. The rollforward will clearly differentiate Preferred Shares from Preferred Participation Certificates and reflect all relevant transactions, including stock splits and par value change.

3.	In your response to prior comment one, you assert that your preferred participation certificates (PPCs) are identical to your preferred shares with the exception of voting rights and that therefore you treat your PPCs and preferred shares as a single class of equity for presentation and disclosure purposes. This assertion appears contradictory to your footnote disclosure on page F-22 which states that preferred shares do not have voting rights. Please advise and/or revise accordingly.

Response: We acknowledge the Staff’s comment and provide the following clarification to our previous response.

Under the Company’s Articles of Association, the Board of Directors has discretion, as determined contractually between the parties, to specify whether any issuance of Preferred Shares will carry voting rights. The disclosure on page F-22 describes the rights of the Preferred Shares issued in October 2024, which, consistent with the related securities purchase agreement, did not include voting rights. .As of December 31, 2024, all outstanding Preferred Shares were those issued in the Preferred Shares transaction that occurred in October 2024, which, consistent with the related securities purchase agreement, did not include voting rights.

Accordingly, at that date, the Preferred Shares and the PPCs were substantially identical in their economic rights, including dividend entitlements, liquidation preferences, conversion features, and other contractual provisions, including voting rights. The only difference is that PPCs do not, and cannot under the Company’s Articles of Association, have voting rights, whereas Preferred Shares may or may not have voting rights depending on the contractual terms of issuance. However, as of December 31, 2024, all outstanding Preferred Shares did not contain voting rights; therefore the Preferred Shares and PPCs had substantially identical economic rights.

On a prospective basis, the Company intends to revise its disclosures to provide additional information regarding the number of and economic rights of Preferred Shares and PPCs, including contractual terms with respect to dividends, voting rights, liquidation preferences, and conversion features.

4.	In addition, Article 3 of your Articles of Association specifically distinguishes between share capital and participation capital and this categorization is carried throughout your prospectus. As such, it would appear that separate presentation and disclosure of your PPCs would provide meaningful information to investors. Currently, your financial statements and related footnotes make no mention of PPCs, which can be confusing to investors considering the totality of disclosure in your prospectus. Accordingly, please revise your financial statements to separately present your PPCs, or at a minimum, quantify the composition of your preferred shares and PPCs in your financial statement footnotes. Please also revise to disclose the pertinent rights and privileges of your PPCs as required by ASC 505-10-50-3.

Response: We acknowledge the Staff’s comment and agree that our Articles of Association distinguish between share capital and participation capital, with the latter consisting of Preferred Participation Certificates. Under our Articles of Association and consistent with our Form 6-K filed November 15, 2024, Preferred Participation Certificates are non-voting registered participation certificates and carry no voting rights. Preferred Shares, by contrast, may or may not have voting rights depending on the contractual terms established at the time of issuance. For example, the Preferred Shares issued in the Preferred Shares transaction that occurred in October 2024 did not include voting rights pursuant to the applicable securities purchase agreements. Therefore, as of December 31, 2024, the Preferred Shares and PPCs had substantially identical economic rights.

As noted in ASC 505-10-50-3, the Company is required to disclose the pertinent rights and privileges of each class of capital stock. The rights and privileges of Preferred Participation Certificates only differ from those of Preferred Shares in that Preferred Participation Certificates carry no voting rights. All other rights (including dividend rate, liquidation preference, and conversion features) are determined by the contractual terms in effect for a specific issuance. This is similar to the distinction between authorized but unissued shares, where the underlying rights exist, but may not be applicable until issuance under agreed terms.

In future filings, beginning with our next periodic report, we will revise our financial statements, within the equity section, and footnotes to:

1.	Separate Presentation – Present Preferred Participation Certificates as a distinct line item within the equity section of the balance sheet, separate from Preferred Shares.

2.	Quantification – Disclose the number of Preferred Shares and Preferred Participation Certificates outstanding at each reporting date.

3.	Rights and Privileges – Include the following disclosure in accordance with ASC 505-10-50-3:

“Preferred Shares and Preferred Participation Certificates (“PPCs”) have identical contractual rights with respect to dividends, liquidation preference, and conversion features. The sole difference is that PPCs do not, and cannot under the Company’s Articles of Association, have voting rights, whereas Preferred Shares may or may not have voting rights depending on the contractual terms of issuance.”

The change in presentation of the Preferred Shares and the Preferred Participation Certificates is purely limited to presentation and disclosure and will have no material impact on the rights, privileges, or economic interests of our shareholders.

We believe this presentation will align the financial statements with our Articles of Association and prospectus disclosure, while providing meaningful, clear information to investors.

5.	Please address the following regarding your response to prior comment one as it relates to treasury shares:

●	You indicate that that while shares held by the company are considered issued and outstanding as treasury shares under Swiss law, they are not considered treasury shares under ASC 505-30 as they have not been transferred to external parties. Please cite the authoritative guidance you relied upon in determining that shares must first be transferred to external parties before being repurchased in order to qualify as treasury stock under US GAAP.

●	Please explain your consideration of ASC 505-30-25-2 as it relates to Swiss corporate law and the related statutory accounting.

●	Please explain why these shares were previously classified as treasury shares in your Form 20-F for the year ended December 31, 2023 and prior periods and what precipitated a change in classification during the current fiscal year. Clarify whether the change was the result of an error in prior period financial statements and if so, please revise to provide the disclosures required by ASC 250-10-50.

Response: We acknowledge the Staff’s comment and wish to clarify the difference between the treatment of these shares under Swiss corporate law and U.S. GAAP. Under Swiss corporate law, shares held by the Company itself—even if never transferred to external parties—are considered issued and “warehoused” for future financings and are reflected as such in the Swiss share registry. Under Swiss corporate law, these holdings are referred to as “treasury shares.”

However, under ASC 505-30, treasury shares are defined as shares that have been issued to external shareholders and subsequently reacquired by the issuing entity and not retired. This definition assumes that the shares were at some point outstanding in the hands of shareholders before being reacquired by the Company.

In our case, the treasury shares in question have never been issued to external shareholders. Therefore, the treasury shares have never been reacquired. The treasury shares have been held by the Company from inception. Accordingly, they do not meet the U.S. GAAP definition of treasury stock because no reacquisition transaction occurred. For U.S. GAAP purposes, these shares are classified as issued, but not outstanding and are excluded from outstanding share counts in our financial statements and from the calculation of basic and diluted earnings per share under ASC 260.

On a prospective basis, the Company intends to include a reconciliation between the statutory shares outstanding and those reported under U.S. GAAP in its equity footnote to further clarify this distinction.

We considered the guidance in ASC 505-30-25-2, which states:

“Laws of some states govern the circumstances under which an entity may acquire its own stock and prescribe the accounting treatment therefor. If such requirements are at variance with the requirements of paragraphs 505-30-25-7 and 505-30-30-6 through 30-10, the accounting shall conform to the applicable law.”

As noted in our prior response, the treasury shares in question have never been issued to external parties. The treasury shares have been held (warehoused) by the Company since inception.

Under Swiss corporate law and our Articles of Association, such treasury shares are deemed issued and outstanding for statutory purposes. Accordingly, we present them as issued and outstanding in our Swiss statutory financial statements, consistent with ASC 505-30-25-2’s requirement to conform to applicable law when it differs from U.S. GAAP.

For U.S. GAAP purposes in our SEC filings, we would present treasury shares as issued but not outstanding, rather than as treasury stock, in accordance with ASC 505-30 only when we reacquire common shares. Such shares are excluded from the computation of basic and diluted earnings per share under ASC 260.

On a prospective basis, the Company intends to include additional disclosure in its equity footnote to reconcile the number of shares issued and outstanding under Swiss statutory presentation with the issued and outstanding share amount reported under U.S. GAAP. This reconciliation will clarify the differences in classification and enhance transparency for investors. Under U.S. GAAP, treasury shares will only be reflected in our issued but not outstanding share amounts if a common share is reacquired by the Company from a common shareholder.

In the Company’s Form 6-K for the period ended June 30, 2024, we included a revision footnote noting the change in classification regarding treasury shares during the 2024 period. However, this footnote was inadvertently omitted from our subsequent Annual Report on Form 20-F. For purposes of clarification and transparency, the Company intends to include the same SAB 99 disclosure that was presented in the June 30, 2024, filing in its upcoming interim Form 6-K for the six months ended June 30, 2025 and in future periodic filings.

NLS Pharmaceutics Ltd. and Subsidiaries

Consolidated Balance Sheets, page F-4

6.	We note your response to prior comment seven. We could find no justification for correcting this error via an adjustment to your pro forma financial statements rather than by correcting the amounts presented in your historical financial statements. In this regard, it is unclear how you concluded that this error was not material to the preferred and common shares line items on your Balance Sheet. Further, the amounts reported on your Balance Sheet differ from the corresponding amounts reported on your Statement of Changes in Equity. Accordingly, please revise your historical Balance Sheet to correct these line items.

Response:  In response to the Staff’s comment, we acknowledge that the amounts reported on the face of our balance sheet as of December 31, 2024, for the par value of Preferred Shares and Common Shares were inadvertently transposed due to a technical financial printer error. Specifically, the par value intended for Preferred Shares was presented on the Common Shares line, and the par value intended for Common Shares was presented on the Preferred Shares line.

This error had no impact on total shareholders’ equity, earnings per share, cash flows, or any other financial statement amounts, and the correct allocation was properly reflected in the Statement of Changes in Shareholders’ Equity included in our Annual Report on Form 20-F.

While we do not believe the error is material under the guidance in SAB 99, we understand the Staff’s concern and intend to correct this presentation in our next filing. Specifically, we intend to include a revision footnote in our Form 6-K for the six months ending June 30, 2025, to explain the nature of the error and the corrective action taken to correct the December 31, 2024 balance sheet.

7.	Similarly, it is unclear to us why you have reflected the January 2025 reduction in par value from $0.80 to $0.03 as a pro forma adjustment rather than giving retroactive effect in your historical financial statements as required by SAB Topic 4.C. Please advise or revise accordingly.

Response: We acknowledge the Staff’s comment however we do not believe SAB Topic 4.C applies. The reduction in nominal value from CHF 0.80 per share to CHF 0.03 per share was approved by the Company’s shareholders on January 14, 2025 and applied prospectively, as there were no impact on the share count or earnings per share.

Because the nominal value change did not alter the number of shares outstanding, earnings per share, or other share-based calculations, it represents a subsequent event of the nature described in ASC 855-10-25-3 (“Type II” subsequent event). Following this guidance, the adjustment is reflected in periods subsequent to its occurrence and is not retroactively applied to prior period balances in the financial statements.

Notes to the Consolidated Financial Statements

Notes 13 - Subsequent Events, page F-28

8.	We note your response to prior comment eight and that you believe that further updates to your Subsequent Event footnote are not required pursuant to ASC 855. Please confirm whether your auditors performed the subsequent event procedures set forth in PCAOB Auditing Standards 4101 and 2801 when updating their consent through July 29, 2025 and whether they concur with your conclusion that disclosure of additional subsequent events is not warranted.

Response: We confirmed that our independent registered public accounting firm performed subsequent events procedures in accordance with PCAOB Auditing Standards AS 4101 (Responsibilities Regarding Filings Under Federal Securities Statutes) and AS 2801 (Subsequent Events) in connection with updating their consent through July 29, 2025. These procedures included inquiries of management, review of interim financial information, and consideration of publicly available information through the consent date.

Our auditors concurred with management’s assessment, that as of May 16, 2025, which is the date that the Company issued its Form 20-F, no additional subsequent events disclosures were warranted.

If you have any questions or require additional information, please contact our attorneys Ron Ben-Bassat, Esq. at (212) 660-5003 or Oded Har-Even, Esq. at (212) 660-5002, each of Sullivan & Worcester LLP.

Sincerely,

NLS Pharmaceutics LTD.

By:	/s/ Alexander Zwyer
Chief Executive Officer